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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SFN Group, Inc.
(Name of Subject Company (Issuer))

Cosmo Delaware Acquisition Corp.
(Offeror)

a direct, wholly-owned subsidiary of

Randstad North America, L.P.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

784153108
(CUSIP Number of Class of Securities)

James Boudreau, Esq.
Randstad North America, L.P.
60 Harvard Mill Square
Wakefield, MA 01880
Phone (781) 213-1500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Stephen M. Leitzell, Esq.
Dechert LLP
2929 Arch Street
Philadelphia, Pennsylvania 19104
(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$786,151,744	$91,272.22

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated by multiplying $14.00, the per share tender offer price, by 56,153,696 shares of common stock of SFN Group, Inc., which includes (a) 49,029,674 shares of common stock issued and outstanding (excluding treasury shares) and (b) 7,124,022 shares of common stock subject to outstanding stock options with an exercise price less than $14.00 or subject to issuance pursuant to stock awards (other than stock options) granted under stock incentive plans subject to vesting.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2011, issued March 2, 2011, equals $116.10 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third party tender offer subject to Rule 14d-1.

  ☐    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Page
Item 1. Summary Term Sheet	2
Item 2. Subject Company Information	2
Item 3. Identity an Background of Filing Person	2
Item 4. Terms of the Transaction	3
Item 5. Past Contacts, Transactions, Negotiations and Agreements	3
Item 6. Purposes of the Transaction and Plans or Proposals	3
Item 7. Source and Amount of Funds or Other Consideration	3
Item 8. Interest in Securities of the Subject Company	4
Item 9. Persons/Assets, Retained, Employed, Compensated or Used	4
Item 10. Financial Statements	4
Item 11. Additional Information	4
Item 12. Exhibits	5
Item 13. Information Required by Schedule 13E-3	5
Signature	6
Exhibit Index	7
EX-99.(a)(1)(A)
EX-99.(a)(1)(B)
EX-99.(a)(1)(C)
EX-99.(a)(1)(D)
EX-99.(a)(1)(E)
EX-99.(a)(5)(A)
EX-99.(a)(5)(B)
EX-99.(a)(5)(C)
EX-99.(a)(5)(D)
EX-99.(a)(5)(E)
EX-99.(b)(1)
EX-99.(b)(2)
EX-99.(d)(1)
EX-99.(d)(2)
EX-99.(d)(3)
EX-99.(d)(4)

        This Tender Offer Statement on Schedule TO is filed by Cosmo Delaware Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Randstad North America, L.P., a Delaware limited partnership ("Randstad"). This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "SFN Common Stock" or the "Shares") of SFN Group, Inc., a Delaware corporation (the "Company"), at a price of $14.00 per Share, to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 1, 2011 (as it may be amended or supplemented, the "Offer to Purchase"), and the related letter of transmittal (as it may be amended or supplemented, the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of July 20, 2011 (as it may be amended from time to time, the "Merger Agreement"), by and among Randstad, the Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth under Summary Term Sheet in the Offer to Purchase, is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)   Name and Address.

        SFN Group, Inc., a Delaware corporation (the "Company" or "Issuer"), is the issuer of the securities subject to the Offer. The Company's principal executive offices are located at 2050 Spectrum Boulevard, Fort Lauderdale, FL 33309, and the telephone number at that address is (954) 308-7600.

(b)   Securities.

        The information set forth in the Offer to Purchase under Summary Term Sheet and Section 1—Terms of the Offer, is incorporated herein by reference.

(c)   Trading Market and Price.

        The information set forth in the Offer to Purchase under Section 6—Price Range of Shares; Dividends, is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The information set forth under Item 2(a) above and in the Offer to Purchase under Section 8—Certain Information Concerning Randstad, Parent and the Purchaser, is incorporated herein by reference.

        Pursuant to Instruction C to Schedule TO, Randstad North American Partner, Inc., a Delaware corporation ("Randstad Partner"), is the general partner of Randstad North America, L.P and Randstad Holding nv, a Dutch limited liability company, is the ultimate controlling person of Randstad Partner. The information set forth in the Offer to Purchase under Section 8—Certain Information Concerning Randstad, Parent and the Purchaser and Schedule I to the Offer to Purchase, is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)   Material Terms.

        The information set forth in the Offer to Purchase under Summary Term Sheet and Section 1—Terms of the Offer; Section 2—Acceptance for Payment and Payment for Shares; Section 3—Procedures for Accepting the Offer and Tendering Shares; Section 4—Withdrawal Rights; Section 5—Material United States Federal Income Tax Consequences; Section 9—Source and Amount of Funds; Section 11—The Transaction Agreements; Section 12—Purpose of the Offer; Plans for the Company; Section 13—Certain Effects of the Offer; Section 14—Dividends and Distributions; and Section 15—Conditions of the Offer, is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)   Transactions.

        Not applicable.

(b)   Significant Corporate Events.

        The information set forth in the Offer to Purchase under Section 10—Background of the Offer; Past Contacts or Negotiations with the Company and Section 12—Purpose of the Offer; Plans for the Company, is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)   Purposes.

        The information set forth in the Offer to Purchase under Summary Term Sheet and Section 12—Purpose of the Offer; Plans for the Company, is incorporated herein by reference.

(c)   Plans.

        The information set forth in the Offer to Purchase under Summary Term Sheet and Section 1—Terms of the Offer; Section 10—Background of the Offer; Past Contacts or Negotiations with the Company; Section 11—The Transaction Agreements; Section 12—Purpose of the Offer; Plans for the Company, and Section 13—Certain Effects of the Offer, is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)   Source of Funds.

        The information set forth in the Offer to Purchase under Summary Term Sheet and Section 1—Terms of the Offer; Section 9—Source and Amount of Funds; and Section 18—Fees and Expenses, is incorporated herein by reference.

(b)   Conditions.

        The information set forth in the Offer to Purchase under Summary Term Sheet and Section 1—Terms of the Offer; Section 9—Source and Amount of Funds; Section 11—The Transaction Agreements; Section 15—Conditions of the Offer; and Section 16—Certain Legal Matters; Regulatory Approvals, is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d)   Borrowed Funds.

        The information set forth in the Offer to Purchase under Section 9—Source and Amount of Funds, is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)   Securities Ownership.

        The information set forth in the Offer to Purchase under Section 8—Certain Information Concerning Randstad, Parent and the Purchaser and Schedule I to the Offer to Purchase, is incorporated herein by reference.

(b)   Securities Transactions.

        The information set forth in the Offer to Purchase under Section 8—Certain Information Concerning Randstad and Purchaser and Schedule I to the Offer to Purchase, is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in the Offer to Purchase under Summary Term Sheet and Section 18—Fees and Expenses, is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the tender offer is not subject to any financing condition; and (3) the offer is for all outstanding shares of common stock of the Issuer.

Item 11.    Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.

        (1)   The information set forth in Offer to Purchase under Summary Term Sheet and Section 11—The Transaction Agreements; Section 12—Purpose of the Offer; Plans for the Company and Section 17—Appraisal Rights, is incorporated herein by reference.

        (2)   The information set forth in the Offer to Purchase under Section 11—The Transaction Agreements; Section 12—Purpose of the Offer; Plans for the Company; Section 16—Certain Legal Matters; Regulatory Approvals and Section 17—Appraisal Rights, is incorporated herein by reference.

        (3)   The information set forth in the Offer to Purchase under Section 11—The Transaction Agreements; Section 12—Purpose of the Offer; Plans for the Company and Section 16—Certain Legal Matters; Regulatory Approvals, is incorporated herein by reference.

        (4)   The information set forth in the Offer to Purchase under Section 13—Certain Effects of the Offer, is incorporated herein by reference.

        (5)   The information set forth in the Offer to Purchase under Section 16—Certain Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(c)   Other Material Information.

        The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.		Document
(a)(1)(A)	*	Offer to Purchase, dated August 1, 2011.
(a)(1)(B)	*	Form of Letter of Transmittal.
(a)(1)(C)	*	Notice of Guaranteed Delivery.
(a)(1)(D)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)		Press Release issued by Randstad Holding nv on July 20, 2011, incorporated herein by reference to the Schedule TO-C filed by Randstad North America, L.P. on July 21, 2011.
(a)(5)(B)		Presentation of Randstad Holding nv on July 21, 2011, incorporated herein by reference to the Schedule TO-C filed by Randstad North America, L.P. on July 21, 2011.
(a)(5)(C)		Transcript of Conference Call held on July 21, 2011, incorporated herein by reference to the Schedule TO-C filed by Randstad North America, L.P. on July 21, 2011.
(a)(5)(D)	*	Summary Advertisement as published in the Wall Street Journal on August 1, 2011.
(a)(5)(E)	*	Press Release issued by Randstad North America, L.P. on August 1, 2011.
(b)(1)	*
Multicurrency Senior Term, Bridge and Revolving Credit Facilities Agreement, dated as of April 18, 2008, by and among Randstad Holding nv, the original borrowers party thereto, the original guarantors party thereto and the various lenders party thereto (the "Credit Facility").
(b)(2)	*	Amendment to the Credit Facility, dated as of July 21, 2010, by and between Randstad Holding nv and ING Bank nv, as Agent.
(d)(1)	*	Agreement and Plan of Merger, dated as of July 20, 2011, among Randstad North America, L.P., Cosmo Delaware Acquisition Corp. and SFN Group, Inc.
(d)(2)	*	Guarantee, dated as of July 20, 2011, by Randstad Holding nv in favor of SFN Group, Inc.
(d)(3)	*	Confidentiality Agreement, dated as of June 7, 2011, between Randstad Holding nv and SFN Group, Inc.
(d)(4)	*	Confidentiality Agreement, dated as of June 9, 2011, between SFN Group, Inc. and Randstad Holding nv.
(g)		Not applicable.
(h)		Not applicable.

*
Filed electronically herewith

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RANDSTAD NORTH AMERICA, L.P.
By:	/s/ GREG NETLAND
	Name:	Greg Netland
	Title:	Chief Executive Officer

Date: August 1, 2011

EXHIBIT INDEX

Exhibit No.		Document
(a)(1)(A)	*	Offer to Purchase, dated August 1, 2011.
(a)(1)(B)	*	Form of Letter of Transmittal.
(a)(1)(C)	*	Notice of Guaranteed Delivery.
(a)(1)(D)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)		Press Release issued by Randstad Holding nv on July 20, 2011, incorporated herein by reference to the Schedule TO-C filed by Randstad North America, L.P. on July 21, 2011.
(a)(5)(B)		Presentation of Randstad Holding nv on July 21, 2011, incorporated herein by reference to the Schedule TO-C filed by Randstad North America, L.P. on July 21, 2011.
(a)(5)(C)		Transcript of Conference Call held on July 21, 2011, incorporated herein by reference to the Schedule TO-C filed by Randstad North America, L.P. on July 21, 2011.
(a)(5)(D)	*	Summary Advertisement as published in the Wall Street Journal on August 1, 2011.
(a)(5)(E)	*	Press Release issued by Randstad North America, L.P. on August 1, 2011.
(b)(1)	*
Multicurrency Senior Term, Bridge and Revolving Credit Facilities Agreement, dated as of April 18, 2008, by and among Randstad Holding nv, the original borrowers party thereto, the original guarantors party thereto and the various lenders party thereto (the "Credit Facility").
(b)(2)	*	Amendment to the Credit Facility, dated as of July 21, 2010, by and between Randstad Holding nv and ING Bank nv, as Agent.
(d)(1)	*	Agreement and Plan of Merger, dated as of July 20, 2011, among Randstad North America, L.P., Cosmo Delaware Acquisition Corp. and SFN Group, Inc.
(d)(2)	*	Guarantee, dated as of July 20, 2011, by Randstad Holding nv in favor of SFN Group, Inc.
(d)(3)	*	Confidentiality Agreement, dated as of June 7, 2011, between Randstad Holding nv and SFN Group, Inc.
(d)(4)	*	Confidentiality Agreement, dated as of June 9, 2011, between SFN Group, Inc. and Randstad Holding nv.
(g)		Not applicable.
(h)		Not applicable.

*
Filed electronically herewith